Kevin Ercoline

Associate

+1.202.739.5135

kevin.ercoline@morganlewis.com

Via EDGAR Correspondence

October 9, 2020

Jaea Hahn

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Invesco Unit Trusts, Series 2087 (the “Registrant”) File No. 333-248818

Dear Ms. Hahn:

This letter responds to comments you provided on October 8, 2020, with respect to the Registrant’s Registration Statement on Form S-6. The Registration Statement was filed on September 15, 2020. Summaries of the comments and responses thereto on behalf of the Registrant are provided below. Where a comment has been addressed, such edit has been incorporated throughout the Registration Statement. Underlined language refers to additions and ~~striked~~ language refers to deletions.

Principal Investment Strategy – Page 2

1.	Comment: In the second sentence, the Registration Statement states that the NASDAQ-100 Index includes “domestic and international non-financial companies.” If the Registrant invests significantly in international companies, please briefly discuss in the risks section.

Response: The NASDAQ-100 Index includes securities of non-U.S. companies in accordance with its methodology, and as of August 31, 2020, such securities represented less than 4% of the value of the index. Further, the proposed initial Portfolio only includes one non-U.S. issuer, which is represented through an American Depositary Receipt ("ADR") of a non-U.S. issuer and constitutes approximately 4% of the proposed initial Portfolio’s assets. Therefore, the Registrant does not invest significantly in non-U.S. issuers and does not consider this a principal risk. The Registrant has added risk disclosure related to non-U.S. issuers and ADRs to page 3 of the Information Supplement.

2.	Comment: The NASDAQ-100 Index may include common stock, tracking stock, and ADRs. Please clarify that the Registrant will only invest in common stock, or otherwise disclose what the Registrant will invest in.

Response: Although the NASDAQ-100 Index may include common stocks, ordinary shares, tracking stocks, shares of beneficial interest, limited partnership interests, and ADRs, the Registrant will be principally invested in common stocks. The Registrant has edited the beginning of the first paragraph of the Principal Investment Strategy to read as follows:

The Portfolio seeks to achieve its objective by principally investing in a portfolio of common stocks of companies derived from the NASDAQ-100 Index. The NASDAQ-100 Index includes securities of 100 of the largest domestic and international non-financial companies listed on The NASDAQ Stock Market based on market capitalization.  The NASDAQ-100 Index reflects companies from all major sectors, except for companies that are classified as “financials” according to the Industry Classification Benchmark (“ICB”) (i.e., it excludes companies under ICB Industry Code 8000). Security types generally eligible for inclusion in the NASDAQ-100 Index are common stocks, ordinary shares, tracking stocks, shares of beneficial interest, limited partnership interests, as well as American Depositary Receipts (“ADRs”) that represent securities of non-U.S. issuers.

Additionally, the fifth paragraph of the Principal Investment Strategy has been edited to read as follows:

The final portfolio of stocks principally consists of common stocks and is approximately equally weighted as of the day of deposit.

3.	Comment: Please clarify the weightings of the components of the NASDAQ-100 Index and contrast that weighting method against that of the Registrant.

Response: The Registrant has edited the end of the first paragraph to read as follows:

Invesco Capital Markets, Inc., the Sponsor, selects the ~~stocks~~ securities for the Portfolio from among the NASDAQ-100 Index component list as most recently made available to the Sponsor prior to the Initial Date of Deposit. Although the NASDAQ-100 Index weights its component securities using a “modified market capitalization-weighted” methodology, which is a hybrid between equal weighting and conventional capitalization weighting, the Portfolio will be approximately equally weighted.

4.	Comment: Please clarify what a non-financial company is.

Response: As disclosed in Comment 2 above, the Registrant intends to add the following to the first paragraph:

The NASDAQ-100 Index reflects companies from all major sectors, except for companies that are classified as “financials” according to the Industry Classification Benchmark (“ICB”) (i.e., it excludes companies under ICB Industry Code 8000).

5.	Comment: Please clarify where the international issuers in the NASDAQ-100 Index are located, such as developed markets or emerging markets, and please estimate the percentage of non-US companies comprising the NASDAQ-100 Index.

Response: The Registrant has considered the staff’s request and respectfully declines to make any changes at this time. While the NASDAQ-100 Index includes securities of non-U.S. companies in accordance with its methodology, as of August 31, 2020, such securities represented less than 4% of the value of the NASDAQ-100 Index. Further, if an international company is selected to be part of the Portfolio, such security will be footnoted and disclosed as such in the Portfolio Schedule on page 5 for investors to see.

6.	Comment: Please disclose how often the NASDAQ-100 Index rebalances or is reconstituted and whether the Registrant will rebalance or reconstitute based on that schedule.

Response: The NASDAQ-100 Index is rebalanced annually after the close of trading on the third Friday in December. As the Registrant is not actively managed, the Registrant will not change its holdings or weightings based on any underlying change in the NASDAQ-100 Index. Because the rebalancing of the NASDAQ-100 Index does not affect the holdings of the Registrant, the Registrant believes disclosing rebalancing times of the NASDAQ-100 Index is unnecessary and possibly would be confusing to investors. The Registrant has edited the fifth risk disclosure under Principal Risks on page 3 to read as follows to better clarify that the Registrant’s holdings do not change when the NASDAQ-100 Index rebalances:

The Portfolio does not replicate all of the components of the NASDAQ-100 Index or its component weightings, and the stocks in the Portfolio will not change or rebalance if the index components, or their weightings within the index, change or rebalance. The performance of the Portfolio will not correspond with the NASDAQ-100 Index for this reason and because the Portfolio incurs a sales charge and expenses. The Portfolio is not intended to replicate the performance of the index.

7.	Comment: Please clarify what is meant by a “growth leader” as is used in the title of the Portfolio.

Response: The Registrant has added the following sentence to the beginning of the second paragraph to clarify that “growth leader” securities are those securities that result from the Sponsor’s selection process:

The Portfolio aims to invest in constituent securities of the NASDAQ-100 Index that are issued by companies that the Sponsor identifies as “growth leaders” using the following selection criteria. An initial universe of ~~growth leader stocks~~ investable securities is created by quantitively screening the NASDAQ-100 Index by: . . . .

8.	Comment: Please identify whether the equity analysts referenced in the third paragraph are employees of the Sponsor or a different Invesco affiliate. If they are employees of the Sponsor or a different Invesco affiliate, please disclose in the Principal Risk section any conflict of interest risk or management risk.

Response: The equity analysts are employees of the Sponsor, Invesco Capital Markets, Inc. That sentence has been revised as follows:

The final portfolio is then selected by the Sponsor ~~a team of equity analysts~~ based on fundamental factors including . . .

Given the structure of unit investment trusts generally, whereby an initial portfolio is selected and there is not ongoing active management, we do not believe management risk disclosure is necessary. The Registrant discloses throughout the Registration Statement that the Portfolio is not actively managed and that the securities selected are not guaranteed to achieve the Portfolio’s investment objective. For that reason, we also do not believe conflict of interest disclosure is necessary, but as noted above we have deleted the reference to “equity analysts” to alleviate any potential confusion.

9.	Comment: Please add a sentence in the Principal Investment Strategy section stating what industries the Registrant is concentrated in as of the date of Deposit.

Response: According to the proposed initial Portfolio, the Registrant will be concentrated in communication services issuers and will be concentrated in information technology issuers as of the initial date of deposit. The following sentence has been added to the fifth paragraph of the Principal Investment Strategy:

As of the Initial Date of Deposit, the Portfolio was concentrated in securities issued by companies in each of the communication services and information technology industries.

Principal Risks – Pages 2-3

10.	Comment: Please confirm that the risk stating that “An issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared” is applicable given that the Registrant is invested in “growth” companies.

Response: Although the Registrant seeks to invest in growth-oriented securities, many of the issuers of those securities do pay dividends and an issuer being unwilling or unable to declare dividends in the future would materially affect the value of those securities. The Registrant has edited the risk disclosure to read as follows:

While the Portfolio seeks to invest in securities focused on growth, several of those securities also pay dividends. To the extent an issuer currently pays dividends, an ~~An~~ issuer may be unwilling or unable to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your Units.

11.	Comment: Regarding the risk disclosure that the Registrant will be concentrated in securities issued by companies in the information technology sector, please identify what the potential negative developments in the information technology sector are.

Response: The Registrant has edited the concentration risk disclosure as follows, and also to reflect the fact that the proposed initial Portfolio will be concentrated in communication services issuers:

The Portfolio is concentrated in securities issued by companies in each of the communication services and information technology industries ~~sectors~~. As further discussed in “Risk Factors – Industry Risks,” the communication services industry is primarily characterized by extensive government regulation and intense competition and the information technology industry faces risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. Negative developments in ~~this~~ either industry ~~sector~~ will affect the value of your investment more than would be the case for a more diversified investment.

Part 2

12.	Comment: On pages A-4 and A-5, the Registrant discloses Consumer Discretionary and Consumer Staples Issuers, Communication Services Issuers, and Liquidity Risk. Please reconcile these disclosures with those in the Part 1.

Response: Based on the security selection of the proposed initial Portfolio, the Registrant will not be significantly exposed to consumer discretionary and consumer staples issuers; therefore, that risk disclosure has been removed. Further, based on the security selection of the proposed initial Portfolio, the Registrant will be concentrated in communication services issuers. As noted above in response to Comment 11, related risk disclosure has been added to the Part 1.

Regarding liquidity risk disclosure, that disclosure relates more to general market risk, which is reflected in the Part 1, as opposed to the inherent liquidity of any particular security to be held by the Registrant. The Registrant has removed the separate liquidity risk disclosure in the Part 2 and edited the first paragraph of the “Market Risk” disclosure in the Part 2 to read as follows:

Market risk is the risk that the value of the securities in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security of the issuer. The value of a security may also fluctuate if trading in the security is limited or absent. The market for certain investments may become less liquid or illiquid due to adverse changes in the conditions of a particular issuer or due to adverse market or economic conditions. In the absence of a liquid trading market for a particular security, the price at which such security may be sold to meet redemptions, as well as the value of the Units of your Portfolio, may be adversely affected.

* * * * * * * * * *

We hope the foregoing is responsive to each of the comments you provided. Please do not hesitate to contact the undersigned at (202) 739-5135 if you have any questions concerning the foregoing.

Sincerely,

/s/ Kevin Ercoline

Kevin Ercoline, Esq.

cc:	Thomas S. Harman, Esq. Adam Henkel, Esq.